82-03138

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


05005035

State Street Hong Kong - 67,300
Bank of New York Europe Ldn - 6,682,600
Master Trust Bank of Japan - 520,500
Nomura Trust and Banking - 90,800
Trust & Cust Svcs Bk Ltd, Toko - 81,800
Bank of New York Brussels - 252,300
Brown Bros Harrimn Ltd Lux - 1,442,835
Chase Manhttn Bk AG Frankfrt - 834,000
Citibank NA, Hong Kong BR - 54,700
Ing Luxembourg - 66,905
JP Morgan Bournemouth - 2,568,620
National Astl Bk Melbourne - 1,930,100
Northern Trust London - 719,400
RBC Global Services - 695,000
State Str Bk and Tr Co Lndon - 742,156
State Street Bank Australia - 935,500
State Street Bank T&B Co Ltd Tokyo - 97,100
Bermuda Trust Far East HK - 725,147
JP Morgan Bournemouth - 16,190,434
Brown Brothers Harriman and Co - 839,846
JP Morgan Chase Bank - 24,881,108
Northern Trust Co - 2,147,700
Northern Trust Co London - 572,700
State Street Bank and Tr Co - 6,169,680
Bank of New York - 1,078,800
Brown Bros Harriman & Co - 4,660,700
CIBC Mellon Trust - 603,110

JP Morgan Chase Bank - 2,004,500
Mellon Bank N.A. - 2,288,200
Morgan Stanley and Co Inc - 11,700
Northern Trust Co - 4,353,758
Royal Trust - Toronto - 71,600
State Street Bank and Tr Co - 10,948,406
Bank of New York Brussels - 3,874,803
Bankers Trust London - 579,800
Chase Manhattan London - 56,900
Chase Manhatn Bk AG Frankfrt - 411,200
Citibank London - 540,600
Clydesdale Bank plc - 271,000
Dexia Privatbank - 48,000
HSBC Bank plc - 1,058,930
JP Morgan Bournemouth - 5,566,600
Mellon Bank - 1,609,300
Midland Securities Services - 291,300
Nordea Bank AB - 130,300
Northern Trust London - 6,760,540
Societe Generale - 109,700
State Str Bk and Tr Co Lndn - 6,224,390
State Street Munich - 63,200

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 16 December 2004

11. Date company informed

17 December 2004

12. Total holding following this notification

122,925,568 shares

13. Total percentage holding of issued class following this notification

4.05%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

20 December 2004